                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                    Wilshire Financial Services Group Inc.
       -------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   971867106
       -------------------------------------------------------------------
                                 (CUSIP Number)

                  Wilshire Real Estate Investment Trust Inc.
                           1776 S.W. Madison Street
                            Portland, Oregon 97205
                                (503) 223-5600

                                with a copy to:
                           Daniel E. Titelbaum, Esq.
                        Heller Ehrman White & McAuliffe
                                333 Bush Street
                        San Francisco, California 94104
                                     (415) 772-6000
       -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 10, 1999
                                 -------------
            (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

                             (Page 1 of 12 pages)

                                 SCHEDULE 13D

----------------------------                          ------------------------------------
CUSIP No. 971867106                                        Page    2    of   12    Pages
----------------------------                          ------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Wilshire Real Estate Investment Trust Inc.
          EIN: 52-2081138
------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                      (a)  [X]
                                                                      (b)  [_]
------------------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)
------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OR ORGANIZATION
        Maryland
------------------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
                               None
                            --------------------------------------------------------------
NUMBER OF SHARES            8  SHARED VOTING POWER
BENEFICIALLY OWNED             2,874,791
                            --------------------------------------------------------------
BY EACH REPORTING           9  SOLE DISPOSITIVE POWER
PERSON WITH                    None
                            --------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
                                2,874,791
------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,874,791
------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.35%
------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------------------

 *SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,
          RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 971867106                                        Page    3    of  12    Pages
----------------------------                          ------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Wilshire Real Estate Partnership, L.P.
          EIN: 93-1236269
------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a)   [X]
                                                                        (b)   [_]
------------------------------------------------------------------------------------------
3         SEC USE ONLY
------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          OO
------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS OR
          2(d) OR 2(e)
------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION
          Delaware
------------------------------------------------------------------------------------------

                     7   SOLE VOTING POWER
                         None
                 -------------------------------------------------------------------------
NUMBER OF SHARES     8   SHARED VOTING POWER
BENEFICIALLY OWNED       2,874,791
                     ---------------------------------------------------------------------
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
PERSON WITH              None
                     ---------------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         2,874,791
------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,874,791
------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.35%
------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
------------------------------------------------------------------------------------------

 *SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,
          RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

                                 INTRODUCTION

This Schedule 13D is filed by Wilshire Real Estate Investment Trust Inc., a corporation formed under the laws of the State of Maryland ("WREI"), and Wilshire Real Estate Partnership, L.P., a limited partnership formed under the laws of the State of Delaware ("WREP" and together with WREI, the "Reporting Persons").

Item 1. Security and Issuer

     Common Stock, par value $0.01
     Wilshire Financial Services Group Inc.
     1776 S.W. Madison Street
     Portland, Oregon  97205

Item 2. Identity and Background

     Name:                      Wilshire Real Estate Investment Trust Inc.
     State of Organization:     Maryland
     Business:                  Diversified financial services company
     Address:                   1776 S.W. Madison Street
                                Portland, Oregon  97205
     Criminal convictions:      None.
     Civil proceedings:         None.


     Name:                      Wilshire Real Estate Partnership, L.P.
     State of Organization:     Delaware
     Business:                  Operating partnership of WREI
     Address:                   1776 S.W. Madison Street
                                Portland, Oregon  97205
     Criminal convictions:      None.
     Civil proceedings:         None.

WREI is the general partner and holder of 99.9% of the partnership interests of WREP. The name, address, present principal occupation and citizenship of each of the executive officers and members of the Board of Directors of WREI are set forth on Schedule 1 hereto.

Item 3.  Source and Amount of Funds or Other Consideration

      June 10, 1999 was the effective date of the Prepackaged Plan of Reorganization under Chapter 11 Title 11, United States Code, 11 U.S.C.
      (S)(S) 101 et seq. (the "Plan") of Wilshire Financial Services Group
                 -- ---
      Inc.(as reorganized from and after the effective date of the Plan, the "Issuer"). At the effective date, the Reporting Persons acquired 2,874,791 shares (the "Shares") of the common stock, par value

      $.01 per share (the "New Common Stock") of the Issuer upon conversion, under the Plan, of a total of $21,408,333, in principal plus accrued but unpaid interest, of the Issuer's 13% Series B Notes due 2004, and a total of $8,486,755 in principal amount of unsecured intercompany receivables.

Item 4.  Purpose of Transaction

      The Reporting Persons acquired the Shares under and by virtue of the terms of the Plan. The Reporting Persons are presently evaluating what actions, if any, to take with respect to their holdings in the Issuer and have hired a financial advisor for that purpose. In particular, the Reporting Persons are evaluating whether to acquire more shares of New Common Stock of the Issuer, maintain their current holdings, or sell some or all of their current holdings of New Common Stock.

      In January, 1999 WREP, the Issuer and Wilshire Acquisitions Corporation, a Nevada corporation wholly-owned by the Issuer ("WAC") entered into an agreement under which WREP agreed to provide a $5,000,000 interim credit facility to the Issuer, bearing interest at a rate of 12% per year and maturing on February 29, 2004. The Issuer and the Reporting Persons entered into a letter agreement dated January 19, 1999 (the "Financing Agreement"), under which WREP agreed to provide a debtor-in-possession term credit facility (the "DIP Facility") in the aggregate principal amount of up to $10,000,000 to the Issuer, of which $5,000,000 has been funded and used by the Issuer to repay the interim credit facility referred to above. The DIP Facility is secured by liens on the capital stock of WAC held by the Issuer and the capital stock of First Bank of Beverly Hills, F.S.B., a federally-chartered savings institution wholly-owned by WAC

      ("First Bank"). The DIP Facility bears interest at a rate of 12% per year and matures on February 29, 2004.

      Additionally, under the Financing Agreement, on the effective date of the Plan WREI acquired $8,486,754 in principal amount of the Issuer's 6% Convertible PIK Notes due 2006 (the "New Notes") in exchange for obligations representing unsecured intercompany receivables owed by the Issuer to the Reporting Persons. WREI may elect to convert the New Notes into New Common Stock upon receipt of a notice of redemption of the New Notes by the Issuer.

      WREI has proposed to convert the New Notes and the $5,000,000 outstanding under the DIP Facility into New Common Stock as set forth in the letter to independent directors of WREI dated May 11, 1999, a copy of which is attached hereto as Exhibit 4(1).

      Pursuant to an Order by the Director of the Office of Thrift Supervision ("OTS") dated May 20, 1999, the Reporting Persons intend to file with the OTS, on or before June 19, 1999, a holding company application in connection with their acquisition of New Common Stock under the Plan. The Reporting Persons do not presently plan to rebut the presumption of control contained in 12 C.F.R. Section 574.4.

      Andrew A. Wiederhorn serves as Chairman of the Board and Chief Executive Officer of both the Issuer and the WREI. Lawrence A. Mendelsohn serves as a director and President of both the Issuer and WREI. Chris Tassos serves as Executive Vice President and Chief Financial Officer of both the Issuer and WREI. Bo G. Aberg serves as Senior Vice President, Europe of both the Issuer and WREI.

      Except as set forth above, the Reporting Persons do not presently have any plan or proposal to:

      (a) acquire additional securities of the Issuer, or dispose of securities of the Issuer;

      (b) conduct any extraordinary corporate transaction, such as a merger, reorganization or liquidation, with respect to the Issuer;

      (c) sell or transfer a material amount of the assets of the Issuer or of any of its subsidiaries;

      (d) change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) make any material change in the present capitalization or dividend policy of the Issuer;

      (f) cause any other material change in the Issuer's business or corporate structure;

      (g) change the Issuer's charter, bylaws or instruments corresponding thereto or take other actions which may impede the acquisition of control of the Issuer by any person;

      (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j) take any action similar to those enumerated above.

Item 5.  Interest in Securities of Issuer

     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in
Item 2, as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

                                                  Power to Vote                 Power to Dispose
                                                  -------------                 ----------------
                                No. of                                                                     Percent of
                                ------                                                                     ----------
     Person                    Securities      Sole           Shared         Sole           Shared           Class
     ------                    ----------      ----           ------         ----           ------           -----
                              Beneficially
                              ------------
                                 Owned
                                 -----
Wilshire Real Estate          2,874,791              0        2,874,791            0        2,874,791        14.35%
Investment Trust Inc.

Wilshire Real Estate          2,874,791              0        2,874,791            0        2,874,791        14.35%
Partnership, L.P.

Andrew A. Wiederhorn                  0         24,047                0       24,047                0          *

Lawrence A. Mendelsohn                0          9,553                0        9,553                0          *

Chris Tassos                          0             62                0           62                0          *

Bo G. Aberg                           0              *                0            *                0          *

David C. Egelhoff                     0              *                0            *                0          *

Jordan D. Schnitzer                   0              0                0            0                0          0

Patrick Terrell                       0              0                0            0                0          0

          (a) The Reporting Persons acquired their shares of New Common Stock on June 10, 1999, the effective date of the Plan. The Issuer issued those shares directly to WREP. The transaction was effected in the State of Delaware.

          (b)  Not applicable.

          (c)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Persons intend to work with a financial advisor to evaluate whether they should dispose of their currently owned shares of New Common Stock, maintain their current holdings, or acquire additional shares.

Item 7.  Material to Be Filed as Exhibits

          Exhibit 4(1): Letter to independent directors of WREI dated May 11, 1999.

                                   SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 1999         Wilshire Real Estate Investment Trust Inc.


                              By: /s/ Andrew A. Wiederhorn
                                 -------------------------
                                      Andrew A. Wiederhorn
                                      Title:  Chief Executive Officer



                              Wilshire Real Estate Partnership, L.P.

                              By:       Wilshire Real Estate Investment Trust
                                        Inc.
                              Its:      General Partner


                              By: /s/ Andrew A. Wiederhorn
                                 -------------------------
                                      Andrew A. Wiederhorn
                                      Title:  Chief Executive Officer

                               List of Exhibits
                               ----------------

Exhibit No.                     Description                     Page
-----------                     -----------                     ----

   4(1)                 Letter to independent directors of       11
                        WREI dated May 11, 1999.

                                  Schedule 1
                                  ----------


Wilshire Real Estate Investment Trust Inc.

Directors and Executive Officers
--------------------------------

                                                  Present Principal        Principal Business and
                                                  -----------------        ----------------------
Name and Address         Title                    Occupation               Address
----------------         -----                    ----------               -------
Andrew A. Wiederhorn     Chairman and             Director and             c/o WREI
                         Chief Executive          Officer of WREI          1776 S.W. Madison Street
                         Officer, Treasurer                                Portland, OR 97205
                         and Secretary

Lawrence A. Mendelsohn   Director and             Director and             c/o WREI
                         President                Officer of WREI          1776 S.W. Madison Street
                                                                           Portland, OR 97205

David C. Egelhoff        Director                 President,               c/o WREI
                                                  Macadam Forbes,          1776 S.W. Madison Street
                                                  Inc.                     Portland, OR 97205

Jordan D. Schnitzer      Director                 President, Jordan        c/o WREI
                                                  Schnitzer Properties     1776 S.W. Madison Street
                                                                           Portland, OR 97205

                                                  President, Harsch
                                                  Investment
                                                  Properties, LLC

Patrick Terrell          Director                 Director, B.S.           c/o WREI
                                                  Medical, United          1776 S.W. Madison Street
                                                  Soil Recycling,          Portland, OR 97205
                                                  Microwave, Inc.,
                                                  and Lakeside
                                                  Associates

Chris Tassos             Executive Vice           Officer of WREI          c/o WREI
                         President and                                     1776 S.W. Madison Street
                         Chief Financial                                   Portland, OR 97205
                         Officer

Bo G. Aberg              Senior Vice              Officer of WREI          c/o WREI
                         President, Europe                                 1776 S.W. Madison Street
                                                                           Portland, OR 97205